Voodoo Brewing Co., Inc.

OFFERING STATEMENT



OFFERING SUMMARY

Issuer Name Co-Issuer Name	Voodoo Brewing Co., Inc. Voodoo Brewing Community SPV, LLC
Doing Business As	Voodoo Brewing Co., Inc.
Offering Amount	$100,000.00 – $1,000,000.00
Security Type	Common Stock
Price per Share	$20.74
Shares to be Sold	4,821 - 48,216 shares

COMPANY OVERVIEW

Voodoo Brewing Co. was founded in 2005 in Meadville, PA, with our first taproom opening in 2012. Since that time, our brand has seen explosive growth. After opening a second taproom in Homestead, PA (outside of Pittsburgh) in 2015, followed by another taproom in Erie, PA in 2016, we recognized the need to produce our award-winning beer in larger volume.

Voodoo Brewing Co. opened our Production Facility, a sweeping space that affords us the capability to expand our inventory almost indefinitely, in early 2017. Finally we opened an additional pub in State College, PA in 2019.

Company History

Founding and Growth (2005-2010):

Voodoo Brewing Company was founded in 2005 as a single-member LLC under circumstances shrouded in mystery, affectionately referred to as "things we don't speak of." Despite the initial challenges, the company persevered and laid the groundwork for its future success.

A Turnaround and New Leadership (2010-2012):

In 2010, Curt stepped in to volunteer at Voodoo Brewery while managing a bar owned by the company. His dedication led him to take over brewing operations when the head brewer departed. Facing repossession notices from lenders in 2011, Matteo, then in New York City, received a call from Curt, sparking discussions about accelerating their plans to own a brewery. Matteo spearheaded a modest crowdfunding effort among friends and family, which allowed the company to consolidate debt and establish its initial taproom in 2012.

Expansion and Innovation (2012-2016):

With the taproom concept proving successful, Voodoo Brewery creatively utilized its licensing to open a second taproom in Homestead, Pittsburgh, in 2014, coinciding with the launch of the first Foodoo truck, which served as the kitchen at the location. The following year saw the introduction of a mobile event and tap wagon, expanding the company's presence further.

In 2016, recognizing the potential for growth, Voodoo Brewery embarked on ambitious expansion plans. They utilized their last remaining license to open another taproom in Erie and purchased the Bessemer Street property, affectionately dubbed "the compound," to build a production facility.

Establishing a Presence and Franchise Development (2017-2020):

By early 2017, the production facility was operational, enabling the brewery to increase its output significantly. Taprooms in Erie and Grove City were opened, while plans for a franchise program began to take shape. Global recognition of the Voodoo brand soared with invitations to prestigious festivals.

The launch of the Voodoo Franchise Group in 2018 marked a significant milestone, accompanied by the construction of a mobile shipping container bar in Lancaster, Pennsylvania. Despite the challenges posed by the COVID-19 pandemic in 2020, Voodoo Brewery persevered, scaling up production and opening new franchise locations in New Kensington, Indiana, and Las Vegas.

Continued Growth and Recognition (2021-2023):

Despite the ongoing pandemic, Voodoo Brewery continued its expansion, closing deals for franchises in Greenville, South Carolina, and elsewhere. By 2022, the company had awarded over 50 franchises and underwent a massive expansion of its brewery building. This expansion included new manufacturing space, a canning line, glycol system, and increased fermentation and brite tank capacity. Additionally, a new taproom on the North Shore in Pittsburgh became one of the company's largest and highest-grossing locations.

In 2023, Voodoo Brewery reached new heights, awarding over 80 franchises and solidifying its position as a leader in the craft beer industry.

Looking Ahead:

As Voodoo Brewery continues its journey, it remains committed to innovation, quality, and community engagement. With a growing network of franchise locations and a reputation for excellence, the company is poised for even greater success in the years to come.

COMPANY ELIGIBILITY

The Issuer certifies that all of the following statements are true:

- The Issuer is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
- The Issuer is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
- The Issuer is not an investment company registered or required to be registered under the Investment Company Act of 1940.
- The Issuer is not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding.
- The Issuer has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement.
- The Issuer is not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.
- The Issuer, or any of its predecessors, has never failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding.

OWNERS OF THE COMPANY

	Stock	Percentage	Title/Employment
ESOP	20,160	4.18%	Matthew Rachocki is Trustee
MATTHEW DENNIS RACHOCKI	69,829.40	14.48%	Officer/CEO/President/Secretary/Treasurer
PETER NORMAN GAETH	39,943	8.28%	Shareholder
KRISTEAN XAVIER PAERELS	40,798.00	8.46%	Shareholder
SEAN DOMINIC MARTIN	20,000	4.15%	Shareholder
JACOB DANIEL VOELKER	25,000	5.19%	Shareholder
STEVEN EUGENE DANKO	55,330	11.48%	Officer/Shareholder
WARNER KING WASHINGTON II	10,000	2.07%	Shareholder
DARIA JEAN DANKO	10,000	2.07%	Shareholder
CURTIS JOHN RACHOCKI	67,061	13.91%	Officer/Vice President/Head Brewer
JARRED JOSEPH SPER	6,375	1.32%	Shareholder
BRIAN LILLY	10,661	2.21%	Shareholder
DAVID G RUST	2,665	0.55%	Shareholder
JOHN AND JODI MAXFIELD	5,330	1.11%	Shareholder
LAURIE NARTATEZ	2,665	0.55%	Shareholder
RICHARD T SCHMITT	1,333	0.28%	Shareholder
SETH AND AMANDA LAM	2,665	0.55%	Shareholder
SCOTT GAETH	9,298	1.93%	Shareholder
GORDON GAETH AND BARBARA GAETH	2,324	0.48%	Shareholder
Minority Holders	17,218	3.57%	Shareholder
THOMAS GUZICK	3,446	0.71%	Shareholder
TALA INVESTMENTS LLC	60,010	12.45%	Shareholder
	482,113	100.00%	

The above is the only ownership outstanding for the company. The ownership interests of a PA Corporation give the owner the right to share in the profits of the company.

Key Persons of Issuer

Below is a list of the key officers of the Issuer along with their principal occupation, office, date of joining, and responsibilities for the past three years.

Matthew Rachocki
CEO

Matt was born and bred in a small town in Northwestern Pennsylvania and at the age of seventeen, headed to NYC for a change of scenery. While in college, he made it a priority to travel, work, and study across the globe. These experiences, along with the desire to inspire drastic change within the hospitality industry, fueled the creation of Choice Productions, which was formed and had its highest grossing years while still attending college. After graduating (Cum Laude) from Hunter College's Health Sciences department with a bachelor's degree in Child Psychology and a Minor in Economics, Matt used his newfound entrepreneurial passion, he entered the bar and restaurant business in his hometown. By transforming an old schoolhouse into a tavern, a deteriorating historical landmark became a preserved hangout unlike any other. With the help of his brother, he then ventured into the craft beer industry and became an owner of Voodoo Brewery. Voodoo now operates two breweries, five corporate; full service brewpubs, an events venue and r has awarded independently owned locations across the United States. Currently, Matt, with the help of his wife, are raising three children at their homestead just a few miles from the breweries headquarters.

Stephen Danko
Board Member

Steve is a retired PA state trooper of over 25 years.

He rose to the rank of Corporal of the vice unit. During his service he was awarded the Medal of Honor. One of the earliest investors in Voodoo Brewery, Steve holds an active board seat and remains one of the largest shareholders in the organization.

Curtis Rachocki

Head Brewer & Vice President

Curtis Studied biochemistry at University of San Diego. During that time he was part of the opening and creative team behind Roff School Tavern in Meadville, Pa and is responsible for developing the Beer School program. He began brewing at Voodoo Brewing in 2010 and has since Created hundreds of beers that have received untappd ratings OVER 4.5. Has is also responsible for the highly sought-after Voodoo Barrel Room Collection - a barrel aging program. He is also responsible for organizing and developing the good vibes Festival, a peer led beer festival hosted at the brewery every July. Curt remains our head brewer, board member, vice president and one of the organizations largest shareholders.

There are no other officers (or persons occupying a similar status or performing a similar function) of the Issuer.

ANTICIPATED BUSINESS PLAN

Working capital to support the necessary expansion on the brewing facility and equipment needs to meet the demands of franchises and general markets as they open.

We hope to sell 200 franchises and offer community spaces for making memories. We want to support the surrounding markets with our craft.

Below is a summary of the Company's expected use of funds. Funds raised in this offering will be used in descending priority order.

Item	Cost
Working capital	$100,000.00
Working capital for expansion	$900,000.00
Total	$1,000,000.00

RISK FACTORS

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.
The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.
These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

You Might Lose Your Money
When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a equity is not like that at all. The ability of the Company to give you your money back, depends on a number of factors, including many beyond our control.

COVID-19 Might Have a Negative Material Effect on the Company
This offering is being launched at a time when the COVID-19 pandemic is requiring the closure of many businesses, large and small. The effects COVID-19 may have on economic activity are likely substantial and unknown; there is no guaranty the Company will not suffer material negative effects as a direct or indirect result of the pandemic.

Competition
The market in which we operate is highly competitive. The Company competes with many other businesses,

both large and small, on the basis of quality and price of products, location and customer experience. Changes in customer preference away from the Company's core business or the inability to compete successfully against other competitors could negatively affect the Company's financial performance.

Licensing Risk
The Company may face changes in the state and federal laws in connection to any licensing required for the sale of its products. Such changes would require the dedication of Company resources to address or amend its current operations which may adversely affect its business strategy or profitability.

Price Might Not Adequately Compensate For Risk
Theoretically, the price paid by a company should compensate the investor for the level of risk the investor is assuming. There is no certainty that the price paid on your shares will compensate you adequately for the level of risk.

No Right to Participate in Management
As the owner of stock, you will not have the right to control the Company in any way or to participate in its management. You should invest (buy stock) only if you are willing to rely completely on the Company's management team.

Reliance On Management Team
Like almost all small businesses, the Company relies exclusively on the abilities of its management team. Should any of them die, leave the Company, or become ill for a long period of time, the Company would be damaged and might not repay your investment.

Limited Products And Services
Most small, local businesses sell only one or two products or services, making them vulnerable to changes in technology and/or customer preferences.

Supplier Risk
The Company relies on third-party suppliers for the materials used in the manufacture of its products. If any of these suppliers changes the pricing, distribution, terms of service, or relationship with the Company, this could materially affect its business and/or profitability. Factors outside of the Company's control, including general market conditions, may affect its relationship with these suppliers. In addition, its ability to meet the obligations of its customers may be adversely affected if its suppliers fail to comply with agreed-upon services or quality standards in a cost-effective or timely manner.

Risk of Economic Downturn
The products the Company sells are luxuries, not necessities. In the event of a recession or other economic downturn, customers might curtail their purchase of our products.

Environmental Risk
The Company is subject to the risk of environmental liability and limitations on operations due to environmental laws and regulations. The Company is subject to extensive federal, state, and local environmental, health and safety regulations. The risks of substantial costs and liabilities related to compliance with these laws and regulations is an inherent part of the Company's business. Future conditions may develop or be discovered that create substantial environmental compliance or remediation liabilities and costs.

Price Risk
The Company competes in an industry with a commodity product where the Company may not have control of the prices it will receive for its product or the prices it must pay for inputs. Price uncertainty may negatively impact the Company's business and financial situation.

Use of Funds Risk
At the discretion of the Company's executive management team, funds raised in this offering may be used differently than specifically outlined in this document's Use of Funds section.

Personnel Risk

The Company uses human personnel to produce its product. Accidents, illnesses, death, divorce, or lack of productivity could negatively impact the ability of personnel and, therefore, the business.

Lack Of Accounting Controls
Larger companies typically have in place strict accounting controls. Smaller companies like the Company lack these controls, exposing themselves to additional risk.

Reputation Risk
The success of the Company depends on the reputation of its brand. Adverse publicity concerning the Company's products or the Company itself could negatively impact the future of its business.

The Company Might Need More Capital
The Company might need to raise more capital in the future to expand its operations, buy property and equipment, hire drivers and other personnel, market its products and services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If the Company is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

Future Investors Might Have Superior Rights
If the Company needs more capital in the future, it might borrow money and/or sell stock, and the new investors might have rights superior to those of an investor owning a stock. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

Inability To Sell Your Shares
The law prohibits you from selling your shares (except in certain very limited circumstances) for one year after you acquire it. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your shares for its full term.

Lack of Key Man Insurance
Although dependent on key personnel, the Company does not have any key man life insurance policies on any such people. In the event that such personnel die or become disabled, the Company will not receive compensation to assist for their absence and the loss of such person could negatively affect the Company.

The Owners Could Be Bad People Or Do Bad Things
The owners of the Company could be dishonest and take your money. Even people who are very honest sometimes do dishonest things in desperate situations – for example, when their company is on the line, or they're going through a divorce or other stressful life event. It is possible that the management of the Company, or an employee, would steal from or otherwise cheat the Company, and you.

Uninsured Losses
Although the Company will carry some insurance, we might not buy enough insurance to guard against all the risks of our business. Also, there are some kinds of risks that are simply impossible to insure against, at least at a reasonable cost. Therefore, we could incur an uninsured loss that could damage our business.

Conflict Of Interest
In many ways your interests and the interests of the Company's management team will coincide: you all want the Company to be as successful as possible. However, your interests might be in conflict in other important areas, including these:
- You might want to keep the compensation of managers low, while managers want to make as much as they can.

- You might want the Company to act conservatively to conserve its cash, while the management team might want to grow more quickly.

- You might want the Company to look out for your interests, while the management team might subordinate your interests to the interests of employees, other investors, or others.

- The lawyers who prepared the legal documents represent the interests of the Company, not the interests of investors.

No Registration Under Securities Laws
The Shares will not be registered with the SEC or the securities regulator of any State. Hence, neither the Company nor the shares are subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information
Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Title III does require extensive information, as described above, it is possible that you would make a different decision if you had more information.

Lack Of Ongoing Information
The Company will be required to provide some information to investors for at least one year following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting company; and the Company will be allowed to stop providing annual information in certain circumstances.

The Company is Not Subject to the Corporate Governance Requirements Of National Securities Exchanges
Any company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (i.e., directors with no material outside relationships with the company or management), which is responsible for monitoring the company's compliance with the law. The Company will not be required to implement these and other investor protections.

Cost of Enforcement
If the Company defaulted, investors would have to engage lawyers and possibly other third parties to enforce their rights. The cost of enforcement could be prohibitive.

Dram Shop Liability Risk
The Company plans to serve alcoholic beverages on its premises, subject to local, state and federal laws and regulations. Under law, if an establishment serves alcoholic beverages to a visibly intoxicated person, that establishment (in this case, the Company) is liable for any damages caused by that person, even if these damages occur outside of Company property, or a time subsequent to the service of alcoholic beverages to that person (this is known as Dram Shop liability). The Company could be subject to legal liability if the persons or entities so injured sue the Company and the resulting liability is not covered by insurance.

Social Host Liability Risk
Insofar as the Company plans to serve alcoholic beverages on its premises, it incurs the risk that it might serve these beverages to minors, either knowingly or unknowingly. If this occurs, the Company or its employees might be subject to criminal penalties or arrest, impeding their ability to operate the Company or damaging the Company's brand or reputation. Moreover, the Company might be liable for any damages not covered by insurance caused by an underage person under the influence of alcohol, to the extent that the Company or its employees knowingly served alcohol to an underage person.

Premises Liability Risk
The Company plans to serve beer at a physical tap room. Even if the Company complies with all applicable laws and regulations concerning the service of alcoholic beverages, and even if nobody at its events consumes alcohol, customers might become injured due to the negligence of the Company. For example, customers might fall because the taproom was constructed improperly. If the customers so injured sue the Company, the resulting liability might not be covered by insurance.

USE OF FUNDS

	Minimum Target Goal	Maximum Target Goal
Total Proceeds	$100,000.00	$1,000,000.00
Less: Intermediary Fee*	- $7,500.00	- $54,000.00
Net Proceeds	$92,500.00	$946,000.00

* Applied at a marginal-rate based upon amount raised:
Up to $50,000 = 8.0%, $50,0001 - $100,000 = 7.0%, $100,001- $250,000 = 6.0%, $250,001+ = 5.0%

If the sum of the investment commitments does not equal or exceed the Minimum Target Goal amount as of the Offering Deadline, no securities will be sold in the offering, investment commitments will be canceled, and all committed funds will be returned.

TRANSACTION MECHANICS

The following describes the process to invest in the Company and how an investor's transaction and delivery of securities will be completed.

.   *Investor Commitment:* Through the Honeycomb Portal, an investor will submit a requested investment amount. As a part of this process, an investor will execute an investment contract with Voodoo Brewing Co., Inc., LLC ("Share Purchase Agreement") by way of the investor's electronic signature.

.   *Acceptance of Investment*: Upon completion of the investment commitment, the investor will receive via email a confirmation of their transaction detailing the amount, terms, and date of execution.

.   *Investor Transfer of Funds*: Upon receiving confirmation that an investment has been accepted, the investor will transfer funds to the escrow account of a third-party bank managed by Honeycomb Portal.

.   *Early Closings*: If the target offering amount is met prior to the original deadline date, we may close the offering earlier, but no less than 21 days after the date on which the Form C is posted on the Honeycomb Portal.

.   *Book Entry*: All investments will be in book entry form. This means that the Investor will not receive a certificate representing their investment. Each investment will be recorded by Honeycomb Portal and visible by the investor through their Investor Dashboard.

Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.

The intermediary will notify investors when the target offering amount has been met.
If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or investment.

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned. The Qualified Third Party of the Offering is Silicon Valley Bank, a division of First-Citizens Bank & Trust Company.

Note: For more information about the investment and cancellation process, see Honeycomb's Education Materials.

Details of Security Being Offered

The Company has authorized the sale of equity stock through this Regulation Crowdfunding offering. The Company will be offering up to 48,216 shares of Stock.

Voting Rights - One vote per Share
Voting Proxy
Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled, with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Minority Holder

As a minority holder of Shares of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Restrictions on Transfer of the Securities Being Offered

The shares will be illiquid (meaning you might not be able to sell it) for four reasons:
- The Share Purchase Agreement prohibits the sale or other transfer of Shares without the Company's consent.
- If you want to sell your shares, the Company will have the first right of refusal to buy it, which could make it harder to find a buyer.
- Even if a sale were permitted, there is no ready market for shares as there would be for a publicly-traded company.
- For a period of one year, you will not be allowed to transfer the Shares except (i) to the Company itself, (ii) to an "accredited" investor, (iii) to a family or trust, or (iv) in a public offering of the Company's shares.

ADDITIONAL MATTERS RELATED TO THE SECURITY
How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.
If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before.

Are there any differences not reflected above between the securities being offered and each other class of

security of the issuer?

As a minority holder of Shares of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

How could the exercise of rights held by the principal shareholders affect the purchasers of the securities being offered?

The principal shareholders could make decisions that are bad for the company and thereby adversely affect the economic interests of investors holding shares.

How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.

The price of the shares were determined by the Owner based on the Owner's opinion about the value of the project.

What are the risks to purchasers of the securities relating to minority ownership in the issuer?

As a minority holder of Shares of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

What are the risks to purchasers associated with corporate actions, including additional issuances of securities, issuer repurchases of securities, a sale of the issuer or of assets of the issuer or transactions with related parties?

The company could issue securities with rights superior to those of their shares.
Transactions with related parties – for example, the payment of excessive compensation – could reduce the amount of money available to make payments with respect to the investors.

What other exempt offerings has the issuer conducted within the past three years?
In March 2021, the company raised $262,500 in equity through Reg D.

The issuer or any entities controlled by or under the common control with the issuer was not a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

        i.   any director or officer of the issuer;
        ii.   any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
        iii.   if the issuer was incorporated or organized within the past three years, any promoter of the issuer;

iv.   or (4) any immediate family member of any of the foregoing persons.

The company has an agreement with Voodoo Licensing, LLC (LLC) an affiliated company through common ownership, to provide consulting services through August 2028 for a fee of $250,000. The company recognized $25,000 of consulting income from LLC during 2023 and 2022. The outstanding balance in deferred consulting income at December 31, 2023 and 2022 was $114,583 and $139,583, respectively, including interest receivable.

The company has a promissory note agreement for a note receivable from LLC. The note bears interest at 3.75% through August 2028. The balance of the note receivable was $110,701 and $119,298 at December 31, 2023 and 2022, respectively.

FINANCIAL CONDITION OF THE ISSUER

The Company does not need the funds from this offering to remain in business. However, the Company is seeking funds to improve its financial condition and its financial future cannot be guaranteed.
Below is a summary of the Company's existing debt obligations:

Creditor	Amount	Interest Rate	Completion Date
FNB	$62,350	4.00%	Feb-28
Redevelopment Authority of City of Meadville	$20,000	2.50%	Jul-24
Note to Stockholders	$85,580	0.00%	n/a
Economic Progress Alliance of Crawford County	$32,510	2.50%	Jul-24
Redevelopment Authority of City of Meadville	$50,001	2.50%	Jul-24
FNB	$1,841,261	5.70%	Jun-29
URA	$113,906	5.00%	Jun-27
FNB	$2,897	2.00%	Apr-25
Individual loan	$25,000	0.00%	Dec-25
Total Balance	$2,233,505		

FINANCIAL INFORMATION

Financial statements for 2023 and 2022 have been reviewed by an independent public accountant and are available in Exhibit C.

The fiscal year end for this business is 12/31.

STAKEHOLDER ELIGIBILITY

With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer, or managing member of any such solicitor, prior to May 16, 2016:
1) None of any such person has been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:
  i) in connection with the purchase or sale of any security;
  ii) involving the making of any false filing with the SEC;
  iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities.

2) None of any such person has been subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from

engaging or continuing to engage in any conduct or practice:
- i) in connection with the purchase or sale of any security;
- ii) involving the making of any false filing with the Commission;
- iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities.

3) None of any such person has been subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:
- i) at the time of the filing of this offering statement bars the person from:
  - a) association with an entity regulated by such commission, authority, agency or officer;
  - b) engaging in the business of securities, insurance or banking;
  - c) engaging in savings association or credit union activities; or

- ii) constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct for which the order was entered within the 10-year period ending on the date of the filing of this offering statement.

4) None of any such person has been subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:
- i) suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal;
- ii) places limitation on the activities, functions or operations of such person;
- iii) bars such person from being associated with any entity with any entity or from participating in the offering of any penny stock.

5) None of any such person has been subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:
- i) any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder;
- ii) Section 5 of the Securities Act;

6) None of any such person has been suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade.

7) None of any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued.

8) None of any such person has been subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations.

OTHER MATERIAL INFORMATION

All information presented to investors is hosted on honeycombcredit.com in the "Investor Info" Section of the campaign page.

ONGOING REPORTING

The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of each fiscal year covered by the report.

The Issuer must continue to comply with the ongoing reporting requirements until:

1) the issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
2) the issuer has filed, since its most recent sale of securities pursuant to this part, at least one annual report to this section and has fewer than 300 holders of record;
3) the issuer has filed, since its most recent sale of securities pursuant to this part, the annual reports required pursuant to this section for at least the three most recent years and has total assets that do not exceed $10,000,000;
4) the issuer or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
5) the issuer liquidates or dissolves its business in accordance with state law.

EXHIBIT A – STOCK PURCHASE AGREEMENT

VOODOO BREWING CO. INC.
SUBSCRIPTION AGREEMENT

The undersigned subscriber (referred to herein as "Subscriber") is acquiring shares of stock of VOODOO BREWING CO. INC., a Pennsylvania corporation (the **"Corporation")** upon the terms and subject to the conditions set forth herein. Capitalized terms used herein and not otherwise defined herein shall have the meaning assigned in the Corporation' Articles of Incorporation and Bylaws.

Subscriber hereby agrees, on and as of the date set forth under Subscriber's name on the signature page attached hereto, with the Corporation, a follows:

1. **Receipt of Documents.** Subscriber hereby acknowledges receipt of the Corporation's Articles of Incorporation and Bylaws to,, which the Subscriber will be a party together with the other Shareholder of the Corporation (together with this Subscription Agreement these arc collectively referred to as the "Subscription Materials").

2. **Subscription.** Subject to the terms and conditions hereof, Subscriber hereby subscribes for _ _ _ _ _ _ shares of common stock of the Corporation at no par value **(''Stock'')** and has agreed to pay a capital contribution in the amount of ____________ to the Corporation ("Purchase Price").

3. Non-Public Offering Representations. Subscriber hereby acknowledges, represents and warrants to the Corporation as follows:

(a) General:

(i) Subscriber understands that the Stock has not been registered under the Exemptions under the provisions thereof which depend in part upon the representations made by Subscriber in this Subscription Agreement. Subscriber acknowledges and agree that any permitted transfer or disposition of the stock must be in conformity with the registration provisions of these securities law or an applicable exemption therefrom. Subscriber further understands that no federal or state agency has approved or disapproved the Stock, or made any finding or determination as to the fairness of the Stock for investment.

(ii) Neither the Corporation, nor any officer, director, employee, agent or other representative of the Corporation has offered or sold the Stock to Subscriber by means of any form of general solicitation or general advertising. Subcriber has not received, paid or given, directly or indirectly, any commission or remuneration for or on account of any sale, or the solicitation of any sale. of the Stock.

(b) Information Concerning an investment in Stock:

      (i)   As the Director of Sale and member of the Board or the Directors for the Corporation. Subscriber is familiar with the business objectives of the Corporation and the risks associated with investment in the Corporation. Among other risks. Subscriber understands that sale of the Stock is restricted and even if there was no such restriction. it is unlikely that any market will exist for the resale of the stock.

      (ii)   Subscriber has had an opportunity to ask question of, and to receive information from. pers ons acting on behalf of the Corporation.

(c) Status of Subscriber:

      (i)   Subscriber hereby acknowledges that the Stock is a speculative investment and is subject to significant dilution upon future financing and other events in the future. Subscriber represents that Subscriber can bear the economic risks of such an investment for an indefinite period of time.

      (ii)   Subscriber has full legal capacity, power and authority to execute and deliver, and to perform Subscriber's obligations under. this agreement and such execution. delivery and performance will not violate any agreement, contract, law, rule, decree or other legal restriction by which Subscriber is bound.

(d) Restrictions on Transfer or Sale of Stock:

      (i)   Subscriber is acquiring the tock solely for Subscriber's own account for investment purposes. and nor with a view to. or for resale in connection with, any distribution of the Srock in any transaction that would violate Federal or state securities laws. Subscriber has no present plan or intention to sell. exchange or otherwise dispose of the Stock.

      (ii)   Subscriber understands that the Stock is or will be a "restricted security" under applicable Federal securities laws and that the Act, and the rule of the Securities and Exchange Commission provide in substance that Subscriber may dispose of the Stock only pursuant to an effective registration statement under the Act or an exemption from such registration if available. and Subscriber understands that the Corporation has no obligation or intention to register or cau e to register the Stock, or to take action so as to permit sales pursuant to the Act. As a consequence. Subscriber understands that Subscriber must bear the economic risks of

      (iii)   Subscriber's investment in the Stock for an indefinite period of time. and Subscriber acknowledges that Subscriber is capable of doing o. Subscriber also understands that any ale or the Stock must be made in compliance with applicable federal and state securities law .

    (e)   Purchase Price.

      (i)   Subscriber acknowledges that the Purchase Price is at a premium and is not based on a formal valuation of the Corporation. Subscriber understand that the Corporation ha

an Employee Stock Ownership Plan ("'ESOP"). which conduct a formal valuation of the Corporation annually. Subscriber agrees that if the Purchase Price is less, on a per share basis, than the 2019 ESOP valuation. Then Subscriber shall contribute additional capital to align his contribution with the 2019 ESOP valuation.

4. **Miscellaneous.**

(a)　Governing Law. Notwithstanding the place where this Subscription Agreement may be executed by Subscriber, Subscriber expressly agrees that all the terms and provisions hereof shall be construed in accordance with and governed by the laws of the Commonwealth of Pennsylvania, except for mandatory provision of various states' securities laws governing the offer and sale of Securities in the state of Subscriber's domicile or p1incipal place of bu ;ness, to the extent applicable.

(b)　Integration. This Subscription Agreement together with the Subscription Material constitute the entire agreement of Subscriber with respect to the s u b j e c t matter hereof and may be amended only by a writing executed by Subscriber and the Corporation.

(c)　Headings. The headings of this Subscription Agreement arc for convenient reference only, and they hall not limit, expand or otherwise affect the interpretation or effect of any term or provision hereof.

(d)　Amendments. Neither this Subscription Agreement nor any provision hereof shall be modified, changed. discharged or terminated except by an instrument in writing signed by the party against ,vhom any waiver, change. discharge or termination is s o u g h t .

(e)　Nonassignability. This Subscription Agreement may not be transferred or assigned by Subscriber. Any attempted assignment of this Subscription Agreement shall be null and void.

(f)　Counterparties. This Subscription Agreement may be executed in two or more counterparts, each of which hall be deemed an original and all of which together shall constitute but one and the same in instrument.

EXHIBIT B – SPV AGREEMENT

Voodoo Brewing Community SPV, LLC
(THE "SPV"),

Subscription Agreement

[INVESTMENT AMOUNT] **[INVESTMENT DATE]**

Voodoo Brewing Community SPV, LLC (the "SPV"), is a special purpose vehicle that will invest all of its assets in securities issued by Voodoo Brewing Co., Inc. (the "Company"). By making an investment in the SPV through the digital platform at www.HoneycombCredit.com (the "Platform"), I understand and agree to the representations set forth below.

I have reviewed the following information and documents in connection with this Subscription Agreement:

1. The information on the Platform about the Company. I acknowledge that this information was prepared solely by either the Company or a third party whose work has been verified by the Company, and that no Honeycomb Party (as defined in this Subscription Agreement) is responsible for the adequacy, completeness, or accuracy of this information;

2. The Form C relating to this investment, jointly prepared by the Company and the SPV, which provides information about the offering by the Company through the use of the SPV;

3. The Company's Subscription Agreement, which includes the terms of the Company securities to be purchased by the SPV, attached hereto as Appendix A.

4. The organizational documents for the Company (the "**Company Organizational Documents**") attached hereto as Appendix B.

5. The Operating Agreement for the SPV (the "**SPV Operating Agreement**"), which sets forth certain specific terms of the SPV, attached hereto as Appendix C.

6. This Subscription Agreement, which sets forth the terms governing your investment in the SPV, and that sets forth certain representations you are making in connection with your investment in the SPV;

7. The Honeycomb Investor Agreement; and

8. The Honeycomb Terms of Service.

By making an investment in the SPV through the Platform, I agree to be bound by this Subscription Agreement and the terms of the other agreements listed above with respect to my investment in the SPV.

SUBSCRIPTION AGREEMENT

I. Scope of the Agreement

1. This Subscription Agreement ("**Agreement**") applies to each investment in Voodoo Brewing Community SPV, LLC (the "**SPV**"). The SPV shall invest all of its assets in securities issued by **Voodoo Brewing Co., Inc.** (the "**Company**") pursuant to the offering (the "**Offering**") that is exempt from registration under the Securities Act of 1933 (the "**Act**") pursuant to section 4(a)(6) thereof (the "**Crowdfunding Exemption**"). The terms of the Company securities to be purchased by the SPV are summarized in the Company's Subscription Agreement attached hereto as Appendix A.

2. The SPV is formed by or on behalf of the Company as a crowdfunding vehicle within the meaning of and in compliance with 17 C.F.R. § 270.3a-9 and in accordance with the terms of the Operating Agreement for the SPV (the "**SPV Operating Agreement**"). A copy of the SPV Operating Agreement is attached hereto as Appendix C.

3. Important information about the Company, the SPV, and more generally about investments through the Platform, is available on the Platform. The Investor should review that information, and all relevant Company Information (as defined below), carefully before making an investment in the SPV.

4. The SPV will offer membership interests **("Interests")** in that SPV pursuant to Regulation Crowdfunding under the Act.

5. You hereby agree that each time you make an investment in the SPV, you will be deemed to have entered into this Agreement, and will be deemed to have made each representation and covenant contained in this Agreement.

II. **Definitions**. Except as the context otherwise requires, any reference in this Subscription Agreement to:

1. "**Investor**" and "**you**" shall mean a person (whether individually, jointly with another person, or through his or her individual retirement account) who has agreed to invest, or has invested, in any SPV; and

2. "**Company Information**" means:

    2.1 The information on the Honeycomb Platform about the Company. I acknowledge that this information was prepared solely by either the Company or a third party whose work has been verified by the Company, and that no Honeycomb Party (as defined herein) is responsible for the adequacy, completeness, or accuracy of this information;

    2.2 The Form C relating to this investment, jointly prepared by the Company and the SPV, which provides information about the offering by the Company through the use of the SPV;

    2.3 The Company's Subscription Agreement;

    2.4 The Company Organizational Documents;

    2.5 The SPV Operating Agreement; and

    2.6 This Subscription Agreement, which sets forth the terms governing your investment in the SPV, and that sets forth certain representations you are making in connection with your investment in the SPV.

3 "**Honeycomb Parties**" or "**Honeycomb Party**" means Honeycomb Credit, Inc., Honeycomb Portal, LLC, Honeycomb SMB, LLC, or HONEYCOMB SPV, LLC, and any of their respective affiliates, directors, managers, officers, shareholders, members, employees, agents, or representatives.

III. **INVESTOR'S REPRESENTATIONS AND COVENANTS**

1. <u>**Investor's Review of Information and Investment Decision**</u>

    1.1 The Investor understands that the SPV will not register as an investment company under the U.S. Investment Company Act of 1940, as amended (the "**Investment Company Act**"), nor

will it make a public offering of its securities within the United States.

1.2   The Investor has carefully read and understands the Company Information. The Investor acknowledges that it has made an independent decision to invest indirectly in the Company through the SPV and that, in making its decision to invest in a SPV, the Investor has relied solely upon the Company Information, any other relevant information on the Platform, and independent investigations made by the Investor. The Investor understands that no representations or warranties have been made to the Investor by the Honeycomb Parties, the SPV, any administrator appointed from time to time with respect to the SPV (the "**Administrator**"), any lead investor appointed from time to time with respect to the SPV, if any, (the "**Lead Investor**"), or any partner, member, officer, employee, agent, affiliate or subsidiary of any of them regarding the Company.

1.3   The Investor has been provided an opportunity to request additional information concerning the Company and the offering through the **Ask A Question** feature on Honeycomb.com.

1.4   The Investor understands and agrees that no Honeycomb Party shall be liable in connection with any information or omission of information contained in materials prepared or supplied by the Company. Such materials may include, but are not limited to, information provided by the Company in the Form C related to the offering, information available through the Platform, and materials distributed to the Investor by the SPV on behalf of a Company.

1.5   The Investor represents and agrees that no Honeycomb Party has recommended or suggested any investment in a SPV, or any investment related to a Company, to the Investor.

1.6   Investor understands that no Honeycomb Party is an adviser to Investor, and that Investor is not an advisory or other client of any Honeycomb Party.

1.7   The Investor is not relying on any Honeycomb Party or any other person or entity with respect to the legal, accounting, business, investment, pension, tax or other economic considerations involved in this investment other than the Investor's own advisers that are not affiliated with any of the foregoing persons.

1.8   The Investor has such knowledge and experience in financial and business matters that the Investor is capable of evaluating the merits and risks of the Investor's investment in the SPV and is able to bear such risks. The Investor has obtained, in the Investor's judgment, sufficient information to evaluate the merits and risks of such investment. The Investor has evaluated the risks of investing in the SPV, understands there are substantial risks of loss incidental to the purchase of an Interest and has determined that the Interest is a suitable investment for the Investor and consistent with the general investment objectives of the Investor.

2.   **Investor's Representations Related To Investment in a SPV.**

2.1.   The Investor is acquiring the Interest for its own account, for investment purposes only and not with an intent to resell or distribute the Interest (or any distributions received from the SPV in whole or in part), and the Investor agrees that it will not sell or otherwise transfer the Interest unless in compliance with Regulation Crowdfunding and other applicable securities laws, and with the terms and conditions of this Agreement.

2.2.   The Investor's investment in the Interest is consistent with the investment purposes, objectives and cash flow requirements of the Investor and will not adversely affect the Investor's overall need for diversification and liquidity.

2.3.   The Investor has all requisite power, authority and capacity to acquire and hold the Interest

and to execute, deliver and comply with the terms of each of the instruments required to be executed and delivered by the Investor in connection with the Investor's subscription for the Interest, including without limitation this Subscription Agreement, and such execution, delivery and compliance does not conflict with, or constitute a default under, any instruments governing the Investor, any law, regulation or order, or any agreement or other undertaking to which the Investor is a party or by which the Investor may be bound. If the Investor is an entity, the person executing and delivering each of such instruments on behalf of the Investor has all requisite power, authority and capacity to execute and deliver such instruments, and, upon request by the SPV, will furnish to the SPV a true and correct copy of any instruments governing the Investor, including all amendments thereto. The signature on each of such instruments is genuine and each of such instruments constitutes a legal, valid and binding obligation of the Investor enforceable against the Investor in accordance with its terms.

2.4.   Each Investor hereby irrevocably designates, appoints and authorizes Honeycomb SPV LLC to act as the initial administrator for such Investor and to execute and deliver or accept on behalf of each of the Investor any documents necessary to give effect to the transactions contemplated by this Agreement. Each Investor hereby irrevocably authorizes the Administrator to take such action on its behalf under the provisions of this Agreement and the SPV Operating Agreement, and to exercise such powers and to perform such duties hereunder as are specifically delegated to or required of the Administrator by the terms hereof, together with such powers as are reasonably incidental thereto. Administrator agrees to act as the Administrator on behalf of the Investors to the extent provided in the SPV Operating Agreement.

2.5.   Pursuant to the requirements of Treas. Reg.§ 301.6109-l(c), the Investor has provided, or agrees to provide upon the earlier of (i) two years of an acquisition of an Interest or (ii) twenty (20) days before any distribution is to be made from the SPV, his, her or its taxpayer identification number (e.g., social security number or employer identification number) under penalties of perjury and has or will attest that the Internal Revenue Service has not notified the Investor that he, she or it is subject to backup withholding.

3.   The Administrator Has The Right To Reject Any Subscription, In Whole Or In Part.

3.1. The Investor understands that the value of all investments in any SPV made through individual retirement accounts (**"IRAs"**) must be less than 25% of the value of the SPV's assets.

3.2. If the Investor is investing in a SPV through an employee benefit plan of any kind, including an individual retirement account (the "**Plan**"), and an individual or entity (the "**Fiduciary**") has entered into this Agreement on behalf of the Plan, the Fiduciary hereby makes the following representations, warranties, and covenants:

a. The Fiduciary is a fiduciary of the Plan who is authorized to invest Plan assets or is acting at the direction of a Plan fiduciary authorized to invest Plan assets. The Fiduciary has determined that an investment in the Fund is consistent with the Fiduciary's responsibilities to the Plan under Employee Retirement Income Security Act of 1974, as amended ("**ERISA**") or other applicable law, and is qualified to make such investment decision. The Fiduciary is authorized to make all representations, covenants and agreements set forth in this Agreement about and on behalf of the Investor, and the Fiduciary hereby agrees that, except for the representations, covenants and agreements contained in this section all representations, covenants and agreements contained in this Agreement are made on behalf of the Investor who is investing through the Plan.

b. The execution and delivery of this Subscription Agreement, and the investment contemplated hereby has been duly authorized by all appropriate and necessary parties pursuant to the provisions of the instrument or instruments governing the Plan and any related trust; and will not violate, and is not otherwise inconsistent with, the terms of such instrument or instruments.

c. The Fiduciary acknowledges that the assets of the Fund will be invested in accordance with the Company Information related to that Fund.

d. The Plan's purchase and holding of an Interest will not constitute a non exempt transaction prohibited under ERISA, Section 4975 of the Internal Revenue Code, or any similar laws or other federal, state, local, foreign or other laws or regulations applicable to the Plan and its investments. No Honeycomb Party nor any of their affiliates, agents, or employees:

    (i)   exercises any authority or control with respect to the management or disposition of assets of the Plan used to purchase an Interest,

    (ii)   renders investment advice for a fee (pursuant to an agreement or understanding that such advice will serve as a primary basis for investment decisions and that such advice will be based on the particular investment needs of the Plan), with respect to such assets of the Plan, or has the authority to do so, or

    (iii) is an employer maintaining or contributing to, or any of whose employees are covered by, the Plan.

e. The Fiduciary understands and agrees to the fee arrangements described in the Company Information.

f. The Fiduciary understands and agrees that, to prevent the assets of the SPV from being treated as "plan assets" for purposes of ERISA and Section 4975 of the Internal Revenue Code, the Investor may be prohibited from purchasing or acquiring an Interest or may be required to redeem its Interest or a portion thereof.

3.3. The Investor acknowledges that the SPV and any Administrator, on the SPV's behalf, may not accept any investment from an Investor if the Investor cannot truthfully make the representations contained herein.

4. The Correctness And Accuracy Of All Information Provided By Investor To The Company Or The SPV.

4.1 The Investor confirms that all information and documentation provided to the Company, the SPV, and any Administrator, including, but not limited to, all information regarding the Investor's identity, taxpayer identification number, the source of the funds to be invested in the SPV, and the Investor's eligibility to invest in offerings under Regulation Crowdfunding, is true, correct and complete. Should any such information change or no longer be accurate, the Investor agrees and covenants that they will promptly notify the Honeycomb Parties of such changes via the Platform. The Investor agrees and covenants that they or it will maintain accurate and up-todate contact information (including email and mailing address) on the Platform and will promptly update such information in the event it changes or is no longer accurate.

4.2 The representations, warranties, agreements, undertakings and acknowledgments made by the Investor in this Subscription Agreement will be relied upon by the Company, the SPV, and any Administrator in determining compliance with applicable laws, and shall survive the Investor's admission as a Member of the SPV.

4.3 All information that the Investor has provided to the Company, the SPV, and any Administrator concerning the knowledge and experience of financial, tax and business matters of the Investor is correct and complete.

5. The Honeycomb Parties' Right To Use Investor Information.

5.1 The Investor agrees and consents to the Honeycomb Parties, their delegates and their duly authorized agents and any of their respective related, associated or affiliated companies obtaining, holding, using, disclosing and processing the Investor's data:

    a. to facilitate the acceptance, management and administration of the Investor's subscription for an Interest on an on-going basis;

    b. for any other specific purposes where the Investor has given specific consent to do so;

    c. to carry out statistical analysis, market research, and tracking of investment performance over time;

    d. to comply with legal or regulatory requirements applicable to the SPV and any Administrator or the Investor, including, but not limited to, in connection with anti-money laundering and similar laws;

    e. for disclosure or transfer to third parties including the Investor's financial adviser (where appropriate), regulatory bodies, auditors, technology providers or to the SPV, any Administrator, any Lead Investor, and their delegates or their duly appointed agents and any of their respective related, associated or affiliated companies for the purposes specified above;

    f. if the contents thereof are relevant to any issue in any action, suit or proceeding to which the Company, the SPV, any Administrator, any Lead Investor, or their affiliates are a party or by which they are or may be bound;

    g. for other legitimate business of the Company, the SPV, any Administrator, or any Lead Investor.

5.2 The Investor acknowledges and agrees that it will provide additional information or take such other actions as may be necessary or advisable for the SPV or any Administrator (in the sole judgment of the SPV and/or any Administrator) to comply with any disclosure and compliance policies, related legal process or appropriate requests (whether formal or informal) or otherwise.

5.3 The Investor agrees and consents to disclosure by the Company, the SPV and any of their agents, including any Administrator or any Lead Investor, to relevant third parties of information pertaining to the Investor in respect of disclosure and compliance policies or information requests related thereto. Without limiting the generality of the foregoing, the Investor agrees that information about the Investor may be provided to the Company in whose securities a SPV will or proposes to invest.

5.4 The Investor authorizes the Company, the SPV, any Administrator, and each SPV service provider to disclose the Investor's nonpublic personal information to comply with regulatory and contractual requirements applicable to the SPV and its investments. Any such disclosure shall be permitted notwithstanding any privacy policy or similar restrictions regarding the disclosure of the Investor's nonpublic personal information.

6. Key Risk Factors

6.1 The Investor understands that investment in a SPV may involve a complete loss of the

Investor's investment. In this regard, the Investor understands that such venture investments involve a high degree of risk, and that many or most venture company investments lose money. An Investor may ultimately receive cash, securities, or a combination of cash and securities (and in many cases nothing at all). If the Investor receives securities, the securities may not be publicly traded, and may not have any significant value.

6.2   The Investor understands and agrees that the Interests are subject to restrictions on transfer and cannot be redeemed. Instead, an Investor typically must hold his or her Interest in a SPV until the SPV has sold or otherwise disposed of its investments and the SPV distributes its investments to the investors in the SPV (a **"Liquidation Event").** An Investor typically will not receive any distributions until such a Liquidation Event (and may not receive anything even upon a Liquidation Event), which may not occur for many years. The Investor must therefore bear the economic risk of holding their investment for an indefinite period of time.

6.3   The Investor understands and agrees that the Interests: (a) have not been registered under the Securities Act or any other law of the United States, or under the securities laws of any state or other jurisdiction, and therefore an Interest cannot be resold, pledged, assigned or otherwise disposed of unless it is so registered or an exemption from registration is available; and (b) can only be transferred as permitted under Regulation Crowdfunding and subject to the terms and conditions of this Agreement.

6.4   The Investor understands that no guarantees have been made to the Investor about future performance or financial results of the SPV, and an investment in the SPV may result in a gain or loss upon termination or liquidation of the SPV. It is possible that the investors in a SPV will have "phantom income," which could require them to pay taxes on their investment in a SPV even though the SPV does not distribute any income (or does not distribute sufficient income to pay the taxes).

6.5   The Investor understands and agrees that the SPV was formed by and is operated by Honeycomb SPV, LLC on behalf of the Company as a crowdfunding vehicle consistent with and pursuant to the terms and conditions set forth in 17 C.F.R. § 270.3a-9.

6.6   The Investor represents that he or she has read and understands the risk factors contained in the Company Information. The Investor understands and agrees that each Company is solely responsible for providing risk factors, conflicts of interest, and other disclosures that investors should consider when investing in securities issued by that Company (including through a SPV), and that the Honeycomb Parties have no ability to assure, and have not in any way assured, that any or all such risk factors, conflicts of interest and other disclosures have been presented fully and fairly, or have been presented at all.

6.7   The Investor understands that any privacy statements, reports or other communications regarding the SPV and the Investor's investment in the SPV (including annual and other updates, and tax documents) will be delivered via electronic means, including through the Platform. The Investor hereby consents to electronic delivery as described in the preceding sentence. In so consenting, the Investor acknowledges that email messages are not secure and may contain computer viruses or other defects, may not be accurately replicated on other systems, or may be intercepted, deleted or interfered with, with or without the knowledge of the sender or the intended recipient. The Investor also acknowledges that an email from the Honeycomb Parties may be accessed by recipients other than the Investor and may be interfered with, may contain computer viruses or other defects and may not be successfully replicated on other systems. No Honeycomb Party gives any warranties in relation to these matters.

6.8   The Investor understands and agrees that if he, she, they, or it does not provide a valid taxpayer identification number under penalties of perjury, and attest that the Investor has not been notified by the Internal Revenue Service that he, she, they, or it is subject to backup withholding, the SPV will be required to withhold from any proceeds otherwise payable to the Investor an amount necessary to satisfy the SPV's backup withholding obligations.

6.9   The Investor understands and agrees that if he, she, they, or it does not provide a valid

taxpayer identification number to the SPV, the SPV will withhold from any proceeds otherwise payable to the Investor an amount necessary for the SPV to satisfy its tax withholding obligations with respect to such amount. The SPV may also withhold any other amounts representing the SPV's reasonable estimation of penalties that may be charged by the Internal Revenue Service or any other taxing authority as a result of the Investor's failure to provide a valid taxpayer identification number.

7. Compliance With Anti-Money Laundering Laws.

7.1. The Investor represents and warrants that the Investor's investment was not directly or indirectly derived from illegal activities, including any activities that would violate U.S. Federal or State laws or any laws and regulations of other countries.

7.2. The Investor acknowledges that U.S. Federal law, regulations and Executive Orders administered by the U.S. Treasury Department's Office of Foreign Assets Control ("**OFAC**") may prohibit the SPV, any Administrator, or any Lead Investor from, among other things, engaging in transactions with, and the provision of services to, persons on the list of Specially Designated Nationals and Blocked Persons and persons, foreign countries and territories that are the subject of U.S. sanctions administered by OFAC (collectively, the "**OFAC Maintained Sanctions**").

7.3. The Investor acknowledges that the SPV prohibits the investment of funds by any persons or entities that are (i) the subject of OFAC Maintained Sanctions, (ii) acting, directly or indirectly, in contravention of any applicable laws and regulations, including anti-money laundering regulations or conventions, or on behalf of persons or entities subject to an OFAC Maintained Sanction, (iii) acting, directly or indirectly, for a senior foreign political figure, any member of a senior foreign political figure's immediate family or any close associate of a senior foreign political figure, unless the SPV, after being specifically notified by the Investor in writing that it is such a person, conducts further due diligence, and determines that such investment shall be permitted, or (iv) acting, directly or indirectly, for a foreign shell bank (such persons or entities in (i) - (iv) are collectively referred to as "**Prohibited Persons**"). The Investor represents and warrants that it is not, and is not acting directly or indirectly on behalf of, a Prohibited Person.

7.4. To the extent the Investor has any beneficial owners, (i) it has carried out thorough due diligence to establish the identities of such beneficial owners, (ii) based on such due diligence, the Investor reasonably believes that no such beneficial owners are Prohibited Persons, (iii) it holds the evidence of such identities and status and will maintain all such evidence for at least five years from the date of the liquidation or termination of the SPV, and (iv) it will make available such information and any additional information requested by the SPV that is required under applicable regulations.

7.5. The Investor acknowledges and agrees that the SPV or any Administrator may "freeze the account" of the Investor, including, but not limited to, by suspending distributions from the SPV to which the Investor would otherwise be entitled, if necessary to comply with anti-money laundering statutes or regulations.

7.6. The Investor acknowledges and agrees that the SPV and/or any Administrator, in complying with anti-money laundering statutes, regulations and goals, may file voluntarily and/or as required by law suspicious activity reports ("SARs") or any other information with governmental and law enforcement agencies that identify transactions and activities that the SPV or any Administrator or their agents reasonably determine to be suspicious, or is otherwise required by law. The Investor acknowledges that the SPV and any Administrator are prohibited by law from disclosing to third parties, including the Investor, any filing or the substance of any SARs.

7.7. The Investor agrees that, upon the request of the SPV or any Administrator, it will provide such information as the SPV or any Administrator requires to satisfy applicable anti-money laundering laws and regulations, including, without limitation, background documentation about the Investor.

8. **Regulatory Provisions**

   8.1. The Investor understands that no federal or state agency has passed upon the Interests or made any findings or determination as to the fairness of this investment.

   8.2. The Investor certifies that the information contained in the executed copy of Form W-9 submitted to the SPV (if any) and/or the taxpayer identification provided to the SPV is correct. The Investor agrees to provide such other documentation as the SPV determines may be necessary for the SPV to fulfill any tax reporting and/or withholding requirements.

   8.3. The Investor understands and agrees that the Company may cause the SPV to make an election under Section 754 of the Internal Revenue Code (the **"Code"**) or an election to be treated as an "electing investment partnership" for purposes of Section 743 of the Code. If the SPV elects to be treated as an electing investment partnership, the Investor shall cooperate with the SPV to maintain that status and shall not take any action that would be inconsistent with such election. Upon request, the Investor shall provide the SPV with any information necessary to allow the SPV to comply with (a) its obligations to make tax basis adjustments under Section 734 or 743 of the Code and (b) its obligations as an electing investment partnership.

   8.4. The Investor consents to receive any Schedule K-1 (Partner's Share of Income, Deductions, Credits, etc.) from the SPV electronically via email, the Internet and/or another electronic reporting medium in lieu of paper copies. The Investor agrees that it will confirm this consent electronically at a future date in a manner set forth by the Company at such time and as required by the electronic receipt consent rules set forth by the Internal Revenue Service. Notwithstanding the Investor's consent to receive materials electronically, the Investor still may be required to print and attach its Schedule K-1 to a federal, state or local tax return.

9. **Additional Investor Representations and Covenants**

   i. **<u>Indemnification</u>**

   a. The Investor agrees to indemnify and hold harmless the Company, SPV and any Administrator, or any partner, member, officer, employee, agent, affiliate or subsidiary of any of them, and each other person, if any, who controls, is controlled by, or is under common control with, any of the foregoing, within the meaning of Section 15 of the Securities Act, and their respective officers, directors, partners, members, shareholders, owners, employees and agents (collectively, the "**Indemnified Parties**") against any and all loss, liability, claim, damage and expense whatsoever (including all expenses reasonably incurred in investigating, preparing or defending against any claim whatsoever) arising out of or based upon (i) any false representation or warranty made by the Investor, or breach or failure by the Investor to comply with any covenant or agreement made by the Investor, in this Subscription Agreement or in any other document furnished by the Investor to any of the foregoing in connection with this transaction, or (ii) any action for securities law violations instituted by the Investor that is finally resolved by judgment against the Investor.

   b. The Investor also agrees to indemnify each Indemnified Party for any and all costs, fees and expenses (including legal fees and disbursements) in connection with any damages resulting from the Investor's misrepresentation or misstatement contained herein, or the assertion of the Investor's lack of proper authorization from the beneficial owner to enter into this Subscription Agreement or perform the

obligations hereof.

c.   The Investor agrees to indemnify and hold harmless each Indemnified Party from and against any tax, interest, additions to tax, penalties, reasonable attorneys' and accountants' fees and disbursements, together with interest on the foregoing amounts at a rate determined by the SPV or any Administrator computed from the date of payment through the date of reimbursement, arising from the failure to withhold and pay over to the U.S. Internal Revenue Service or the taxing authority of any other jurisdiction any amounts computed, as required by applicable law, with respect to the income or gains allocated to or amounts distributed to the Investor with respect to its Interest during the period from the Investor's acquisition of the Interest until the Investor's transfer of the Interest in accordance with this Agreement, the SPV Operating Agreement, and Regulation Crowdfunding.

d.   If for any reason (other than the willful misfeasance or gross negligence of the entity that would otherwise be indemnified) the foregoing indemnification is unavailable to, or is insufficient to hold such Indemnified Party harmless, then the Investor shall contribute to the amount paid or payable by the Indemnified Party as a result of such loss, claim, damage or liability in such proportion as is appropriate to reflect not only the relative benefits received by the Investor on the one hand and the Indemnified Parties on the other but also the relative fault of the Investor and the Indemnified Parties, as well as any relevant equitable considerations.

e.   The reimbursement, indemnity and contribution obligations of the Investor under this section shall be in addition to any liability that the Investor may otherwise have, and shall be binding upon and inure to the benefit of any successors, assigns, heirs and personal representatives of the Indemnified Parties.

f.   Counsel. The Investor understands (a) that legal counsel to the Honeycomb Parties is not legal counsel to the SPV or any Investor by virtue of its investment in the SPV, (b) that no independent counsel has been retained by any Honeycomb Party or the Company to represent the SPV or Investors in the SPV; (c) that no Honeycomb Party, including its counsel, has independently verified any factual assertions made in the Company Information or on the Platform; and (d) that no Honeycomb Party, including its counsel, is responsible for the SPV's compliance with its investment program or applicable law.

g.   Power of Attorney. The Investor hereby appoints each of the Company and Honeycomb SPV, LLC as its true and lawful representative and attorney-in-fact, in its name, place and stead to make, execute, sign, acknowledge, swear to and file:

   •   the organizational documents to form the SPV under the laws of the State where the Company is organized, as well as any required amendments;

   •   the SPV Operating Agreement and any duly adopted amendments;

   •   any and all instruments, certificates and other documents that may be deemed necessary or desirable to effect the winding-up and termination of the SPV; and

   •   any business certificate, fictitious name certificate, related amendment or other instrument or document of any kind necessary or desirable to accomplish the SPV's business, purpose and objectives or required by any applicable U.S., state, local or other law.

h.   This power of attorney is coupled with an interest, is irrevocable, and shall survive and shall not be affected by the subsequent death, disability, incompetency, termination, bankruptcy, insolvency or dissolution of the Investor; provided, however, that this power of attorney will terminate upon the substitution of another SPV member for all of the Investor's investment in the SPV or upon the liquidation or termination of the the SPV. The Investor hereby waives any and all defenses that

may be available to contest, negate or disaffirm the actions of the SPV, and any Administrator taken in good faith under this power of attorney.

9.2. **Confidentiality.**

a. The Investor agrees that the Company Information and all financial statements (if any), tax reports (if any), portfolio valuations (if any), private placement memoranda (if any), reviews or analyses of potential or actual investments (if any), reports or other materials prepared or produced by the SPV and/or any Administrator and all other documents and information concerning the affairs of the SPV and/or the Fund's investments, including, without limitation, information about the Company, and/or the persons directly or indirectly investing in the SPV (collectively, the **"Confidential Information")** that the Investor may receive pursuant to or in accordance with the use of the Platform, an investment in one or more SPVs, or otherwise as a result of its ownership of an Interest in the SPV, constitute proprietary and confidential information about the SPV or any Administrator (the **"Affected Parties"**).

b. The Investor acknowledges that the Affected Parties derive independent economic value from the Confidential Information not being generally known and that the Confidential Information is the subject of reasonable efforts to maintain its secrecy. The Investor further acknowledges that the Confidential Information is a trade secret, the disclosure of which is likely to cause substantial and irreparable competitive harm to the Affected Companies or their respective businesses. The Investor shall not reproduce any of the Confidential Information or portion thereof or make the contents thereof available to any third party other than a disclosure on a need-to know basis to the Investor's legal, accounting or investment advisers, auditors and representatives (collectively, **"Advisers"),** except to the extent compelled to do so in accordance with applicable law (in which case the Investor shall promptly notify the SPV of the Investor's obligation to disclose any Confidential Information) or with respect to Confidential Information that otherwise becomes publicly available other than through breach of this provision by the Investor.

c. To the fullest extent permitted by law, the Investor agrees not to request disclosure or inspection of any such information after the Investor is notified (whether in response to the Investor's request for information or otherwise) that the SPV has determined not to disclose such information.

d. The Investor agrees that the SPV, and the SPV service providers would be subject to potentially irreparable injury as a result of any breach by the Investor of the covenants and agreements set forth in this section, and that monetary damages would not be sufficient to compensate or make whole the SPV and the SPV services providers for any such breach. Accordingly the Investor agrees that the SPV and the SPV service providers shall be entitled to equitable and injunctive relief, on an emergency, temporary, preliminary and/or permanent basis, to prevent any such breach or the continuation thereof.

MISCELLANEOUS PROVISIONS

Amendments. Neither this Subscription Agreement nor any term hereof may be supplemented, changed, waived, discharged or terminated except with the written consent of the Company on behalf of the SPV and the Investors holding at least a majority of the then outstanding amount of Interests in the SPV.

Assignability and Transferability. This Subscription Agreement is not transferable or assignable by the Investor without the prior written consent of the Company on behalf of the SPV, and any transfer or assignment in violation of this provision shall be null and void. The Interests in the SPV being acquired by Investor herein may only be transferred by Investor in compliance with Regulation Crowdfunding and the terms and conditions of this Agreement. If Investor seeks to transfer the Interests, Investor shall first give written notice to the Company

and the Administrator, including the number of Interests that Investor desires to transfer, the proposed price, the name and contact information of the proposed buyer, and any other information that the Company or the Administrator may reasonably request. To the extent possible, such notice shall be provided through the Platform. Any transfer of Interests shall be subject to execution by Investor and the proposed transferee of appropriate documentation, as may be required by the Company or the Administrator, in their discretion. Investor further acknowledges that pursuant to the SPV Operating Agreement, the Administrator, may impose additional restrictions on or prohibit the Transfer of Interests for any reason or no reason, in its sole discretion.

Repurchase. In the event that the SPV or any Administrator determines that it is likely that within twelve (12) months the securities of the SPV or the Company will be held of record by a number of persons that would require the SPV or the Company to register a class of its equity securities under the Securities Exchange Act of 1934, as amended ("Exchange Act"), as required by Section 12(g) or 15(d) thereof, the SPV shall have the option to repurchase the Interests from each Investor to the extent necessary to avoid the requirement to register a class of its securities under the Exchange Act. Such repurchase of Interests shall be for the greater of (i) the purchase price of the Interests, or (ii) the fair market value of the Interests, as determined by an independent appraiser of securities chosen by the Administrator. Any such repurchase may only occur with the consent of the Administrator.

Governing Law; Consent to Jurisdiction. Notwithstanding the place where this Subscription Agreement may be executed by any of the parties hereto, the parties expressly agree that all the terms and provisions hereof shall be construed under the laws of the Commonwealth of Pennsylvania. Any action or proceeding brought by the SPV or any SPV service provider against one or more investors in the SPV relating in any way to this Subscription Agreement or the SPV Agreement may, and any action or proceeding brought by any other party against the SPV or any SPV service provider relating in any way to this Subscription Agreement or the Company Information shall, be brought and enforced in the state courts of the Commonwealth of Pennsylvania located in Allegheny County or (to the extent subject matter jurisdiction exists therefore) in the courts of the United States located in the Western District of Pennsylvania; and the Investor and the SPV irrevocably submit to the jurisdiction of both such state and federal courts in respect of any such action or proceeding. The Investor and the SPV irrevocably waive, to the fullest extent permitted by law, any objection that they may now or hereafter have to laying the venue of any such action or proceeding in the courts of the Commonwealth of Pennsylvania located in Allegheny County or in the courts of the United States located in the Western District of Pennsylvania and any claim that any such action or proceeding brought in any such court has been brought in an inconvenient forum.

Severability. If any provision of this Subscription Agreement is invalid or unenforceable under any applicable law, then such provision shall be deemed inoperative to the extent that it may conflict therewith and shall be deemed modified to conform with such applicable law. Any provision hereof that may be held invalid or unenforceable under any applicable law shall not affect the validity or enforceability of any other provisions hereof, and to this extent the provisions hereof shall be severable.

Headings. The headings in this Subscription Agreement are for convenience of reference only, and shall not limit or otherwise affect the meaning hereof.

General. This Subscription Agreement shall be binding upon the Investor and the legal representatives, successors and assigns of the Investor, shall survive the admission of the Investor as a member of a SPV, and shall, if the Investor consists of more than one person, be the joint and several obligation of all such persons.

EXHIBIT C – OFFICER CERTIFICATE

I certify that the financial statements included in this Form C are true and complete in all material respects. I certify that all statements of fact and tax return information included in this Form C are accurate and complete to the best of my knowledge.

[sig|req|1]

_____

Matthew Rachocki

Voodoo Brewing Co., Inc.

EXHIBIT D – REVIEWED FINANCIAL STATEMENTS

FINANCIAL STATEMENTS

VOODOO BREWING CO., INC.

December 31, 2023 and 2022
(See Accountant's Review Report)

- - - o o O o o - - -

C O N T E N T S

- - - o o O o o - - -



February 14, 2024

Stockholders
Voodoo Brewing Co., Inc.
Meadville, Pennsylvania

<u>Independent Accountant's Review Report</u>

We have reviewed the accompanying financial statements of Voodoo Brewing Co., Inc. (a corporation), which comprise the balance sheets as of December 31, 2023 and 2022, and the related statements of operations, stockholders' equity and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagements in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of Voodoo Brewing Company, Inc. and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our reviews.

HILL, BARTH & KING LLC | 15942 CONNEAUT LAKE ROAD MEADVILLE, PENNSYLVANIA 16335 | TEL 814-336-1512   FAX 814-336-1632 | HBKCPA.COM

Basis for Qualified Conclusion

As disclosed in Note A to the financial statements, accounting principles generally accepted in the United States of America require that all leases are accounted for in accordance with FASB ASC 842, *Leases*. Management has informed us that the company's operating leases have been expensed with no resulting balance sheet impact, and the effects of this departure from accounting principles generally accepted in the United States of America on financial position, results of operations, and cash flows have not been determined.

Qualified Conclusion

Based on our reviews, except for the effect of the matter described in the Basis for Qualified Conclusion paragraph, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Hill, Barth & King LLC

Certified Public Accountants

BALANCE SHEETS

VOODOO BREWING CO., INC.

December 31, 2023 and 2022
(See Accountant's Review Report)

	2023	2022
ASSETS		
CURRENT ASSETS		
Cash and cash equivalents	$ **80,686**	$ 112,424
Accounts receivable	**72,430**	136,745
Other receivables	**67,022**	57,363
Security deposit	**25,877**	24,955
Prepaid corporate taxes	**0**	14,720
Merchandise inventory	**1,089,943**	1,119,608
TOTAL CURRENT ASSETS	**1,335,958**	1,465,815
PROPERTY AND EQUIPMENT - NOTE C		
Equipment	**3,824,499**	3,662,089
Deposit on equipment	**0**	57,789
Leasehold improvements	**454,257**	283,227
Transportation equipment	**123,578**	121,507
	4,402,334	4,124,612
Less accumulated depreciation	**2,073,618**	1,625,727
NET PROPERTY AND EQUIPMENT	**2,328,716**	2,498,885
OTHER ASSETS		
Intangible assets, net	**220,871**	303,624
Deferred income taxes - NOTE D		
Federal	**171,016**	18,179
State	**80,397**	20,259
TOTAL DEFERRED INCOME TAXES	**251,413**	38,438
Note receivable - NOTE F	**110,701**	119,298
TOTAL OTHER ASSETS	**582,985**	461,360
	$ **4,247,659**	$ 4,426,060

See accompanying notes to financial statements

BALANCE SHEETS (CONTINUED)

VOODOO BREWING CO., INC.

December 31, 2023 and 2022
(See Accountant's Review Report)

	2023	2022
LIABILITIES AND STOCKHOLDERS' EQUITY		
CURRENT LIABILITIES		
Line of credit - NOTE B	**$ 225,000**	$ 100,000
Accounts payable	**510,506**	176,651
Accrued liabilities	**21,430**	8,065
Accrued payroll and payroll taxes	**58,385**	53,003
Accrued retirement plan contribution	**17,585**	34,044
Accrued sales tax	**13,153**	11,970
Credit cards payable	**155,387**	50,564
Due from stockholders	**164,380**	0
Current portion of long-term debt - NOTE C	**486,086**	491,970
TOTAL CURRENT LIABILITIES	**1,651,912**	926,267
LONG-TERM DEBT LESS CURRENT PORTION DUE WITHIN ONE YEAR - NOTE C	**1,942,864**	2,237,719
OTHER LIABILITIES		
Deferred consulting income - NOTE F	**114,583**	139,583
STOCKHOLDERS' EQUITY		
Additional paid-in capital	**720,194**	720,194
Retained earnings (deficit)	**(181,894)**	402,297
TOTAL STOCKHOLDERS' EQUITY	**538,300**	1,122,491
	$ 4,247,659	$ 4,426,060

See accompanying notes to financial statements

STATEMENTS OF OPERATIONS

VOODOO BREWING CO., INC.

Years ended December 31, 2023 and 2022
(See Accountant's Review Report)

	AMOUNT		PERCENT OF SALES	
	2023	2022	**2023**	2022
OPERATING INCOME				
Sales	**$ 6,782,973**	$6,078,445	**100.00**	100.00
Less cost of goods sold	**2,310,507**	2,338,941	**34.06**	38.48
GROSS PROFIT	**4,472,466**	3,739,504	**65.94**	61.52
OTHER OPERATING INCOME				
Gain on sale of assets	**13,507**	30,144	**0.20**	0.50
OPERATING EXPENSES				
Advertising	**125,135**	50,246	**1.84**	0.83
Bank service charges	**2,968**	21,783	**0.04**	0.36
Depreciation and amortization	**580,444**	455,873	**8.56**	7.50
DOL expense	**3,108**	2,800	**0.05**	0.05
Excise tax	**39,360**	87,086	**0.58**	1.43
Freight	**110,707**	104,647	**1.63**	1.72
Good Vibes Fest	**17,908**	52,649	**0.26**	0.87
Insurance	**131,723**	93,646	**1.94**	1.54
Licenses	**30,025**	36,234	**0.44**	0.60
Meals	**19,082**	17,342	**0.28**	0.29
Miscellaneous	**30,462**	21,166	**0.45**	0.35
Office expense	**163,899**	77,894	**2.42**	1.28
Payroll processing fees	**16,122**	14,822	**0.24**	0.24
Payroll taxes	**278,198**	218,765	**4.10**	3.60
Pension and profit sharing	**2,637**	42,596	**0.04**	0.70
Professional fees	**154,016**	120,367	**2.27**	1.98
Provision for credit losses	**7,863**	0	**0.12**	0.00
Real estate taxes	**59,041**	30,263	**0.87**	0.50
Rent	**539,964**	325,617	**7.96**	5.36
Repairs and maintenance	**109,717**	48,924	**1.62**	0.80
Sales tax	**31,120**	24,762	**0.46**	0.41
Small tools	**2,053**	4,579	**0.03**	0.08
Square fees	**157,804**	74,837	**2.33**	1.23
Training	**0**	1,668	**0.00**	0.03
Travel	**68,968**	59,288	**1.02**	0.98
Utilities	**233,265**	158,012	**3.44**	2.60
Wages	**2,311,588**	1,849,119	**34.08**	30.42
TOTAL OPERATING EXPENSES	**5,227,177**	3,994,985	**77.07**	65.75

See accompanying notes to financial statements

STATEMENTS OF OPERATIONS

VOODOO BREWING CO., INC.

Years ended December 31, 2023 and 2022

(See Accountant's Review Report)

LOSS FROM OPERATIONS	**(741,204)**	(225,337)	**(10.93)**	(3.73)

See accompanying notes to financial statements

STATEMENTS OF OPERATIONS (CONTINUED)

VOODOO BREWING CO., INC.

Years ended December 31, 2023 and 2022
(See Accountant's Review Report)

	AMOUNT		PERCENT OF SALES	
	2023	2022	**2023**	2022
OTHER INCOME (EXPENSE)				
Consulting income - NOTE F	**$ 25,000**	$ 25,000	**0.37**	0.41
Interest income	**12,298**	3,692	**0.18**	0.06
Other income	**66,064**	78,707	**0.97**	1.29
Interest expense	**(154,434)**	(97,337)	**(2.28)**	(1.60)
	(51,072)	10,062	**(0.76)**	0.16
LOSS BEFORE INCOME TAXES	**(792,276)**	(215,275)	**(11.69)**	(3.57)
INCOME TAXES (CREDIT)				
Current:				
State	**4,890**	14,717	**0.07**	0.24
Deferred:				
Federal	**(152,837)**	(7,084)	**(2.25)**	(0.12)
State	**(60,138)**	(1,117)	**(0.89)**	(0.02)
TOTAL INCOME TAXES (CREDIT)	**(208,085)**	6,516	**(3.07)**	0.10
NET LOSS	**$ (584,191)**	$ (221,791)	**(8.62)**	(3.67)

See accompanying notes to financial statements

STATEMENTS OF STOCKHOLDERS' EQUITY

VOODOO BREWING CO., INC.

Years ended December 31, 2023 and 2022
(See Accountant's Review Report)

	2023	2022
ADDITIONAL PAID-IN CAPITAL		
No changes	$ **720,194**	$ 720,194
RETAINED EARNINGS (DEFICIT)		
Beginning of year	**402,297**	624,088
Net loss	**(584,191)**	(221,791)
End of year	**(181,894)**	402,297
TOTAL STOCKHOLDERS' EQUITY AT END OF YEAR	$ **538,300**	$ 1,122,491

See accompanying notes to financial statements

STATEMENTS OF CASH FLOWS

VOODOO BREWING CO., INC.

Years ended December 31, 2023 and 2022
(See Accountant's Review Report)

	2023	2022
CASH FLOWS FROM OPERATING ACTIVITIES		
Cash received from customers	$ 6,814,425	$ 5,962,705
Cash paid to suppliers and employees	(6,309,044)	(5,835,120)
Interest received	12,298	3,692
Interest paid	(154,434)	(97,337)
Other income received	91,064	103,707
Corporate taxes paid	(4,890)	(14,717)
NET CASH PROVIDED BY OPERATING ACTIVITIES	449,419	122,930
CASH FLOWS FROM INVESTING ACTIVITIES		
Repayment on note receivable	8,596	50,000
Purchase of property and equipment	(308,998)	(1,829,120)
Purchase of trademarks	(19,090)	0
Proceeds from sale of equipment	28,500	41,000
NET CASH USED IN INVESTING ACTIVITIES	(290,992)	(1,738,120)
CASH FLOWS FROM FINANCING ACTIVITIES		
Net borrowings on line of credit	125,000	100,000
Payments on long-term debt	(502,985)	(1,010,462)
Borrowings on long-term debt	187,820	2,429,551
NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES	(190,165)	1,519,089
NET DECREASE IN CASH AND CASH EQUIVALENTS	(31,738)	(96,101)
CASH AND CASH EQUIVALENTS		
Beginning of year	112,424	208,525
End of year	$ 80,686	$ 112,424

See accompanying notes to financial statements

STATEMENTS OF CASH FLOWS (CONTINUED)

VOODOO BREWING CO., INC.

Years ended December 31, 2023 and 2022
(See Accountant's Review Report)

	2023	2022
RECONCILIATION OF NET LOSS TO NET CASH PROVIDED BY OPERATING ACTIVITIES		
Net loss	**$ (584,191)**	$ (221,791)
Adjustments to reconcile net loss to net cash provided by operating activities:		
Depreciation and amortization	**580,444**	455,873
Gain on sale of assets	**(13,507)**	(30,144)
Deferred income tax credit	**(212,975)**	(8,201)
Provision for credit losses	**7,863**	0
Increase (decrease) in accounts receivable	**56,452**	(90,740)
Increase in other receivables	**(9,659)**	(55,000)
Decrease in tax refund receivable	**0**	167,120
Increase in security deposits	**(922)**	(24,955)
(Increase) decrease in prepaid corporate taxes	**14,720**	(14,720)
(Increase) decrease in merchandise inventory	**29,665**	(229,578)
Increase in accounts payable	**333,855**	106,287
Increase in accrued expenses, credit cards payable and due from stockholders	**272,674**	93,779
Decrease in deferred consulting income	**(25,000)**	(25,000)
NET CASH PROVIDED BY OPERATING ACTIVITIES	**$ 449,419**	$ 122,930

See accompanying notes to financial statements

NOTES TO FINANCIAL STATEMENTS

VOODOO BREWING CO., INC.

December 31, 2023 and 2022
(See Accountant's Review Report)

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations:
Voodoo Brewing Co., Inc. (the company) brews their own beer and operates two establishments in western Pennsylvania.

Basis of Accounting:
The company's financial statements are prepared in accordance with accounting principles generally accepted in the United States of America and are presented in U.S. Dollars.

Cash and Cash Equivalents:
The company maintains cash balances at various financial institutions. These balances are insured by the Federal Deposit Insurance Corporation (FDIC) subject to various limits and conditions. Cash equivalents are short-term, highly liquid investments that are readily convertible to cash and have an original maturity of three months or less.

Trade Accounts Receivable:
The company writes off receivables when there is information that indicates the debtor is facing significant financial difficulty and there is no possibility of recovery. If any recoveries are made from any accounts previously written off, they will be recognized in income or an offset to credit loss expense in the year of recovery, in accordance with the entity's accounting policy election. The total amount of write-offs was immaterial to the financial statements as a whole for the years ending December 31, 2023 and 2022.

Allowance for Credit Losses:
Receivables are stated at their estimated collectible amounts and comprise amounts billed and currently due from customers. The company extends credit to customers in the normal course of business. Collections from customers are continuously monitored and an allowance for credit losses is maintained based on historical experience adjusted for current conditions and reasonable forecasts taking into account geographical and industry-specific economic factors. The company also considers any specific customer collection issues. Since the company's trade receivables are largely similar, the company evaluates its allowance for credit losses as one portfolio segment. At origination, the company evaluates credit risk based on a variety of credit quality factors including prior payment experience, customer financial information, credit ratings, probabilities of default, industry trends and other internal metrics. On a continuing basis, data for each major customer is regularly reviewed based on past-due status to evaluate the adequacy of the allowance for credit losses; actual write-offs are charged against the allowance. Write-offs to the allowance for credit losses were $7,863 and $-0-, respectively for years 2023 and 2022.

VOODOO BREWING CO., INC.

December 31, 2023 and 2022
(See Accountant's Review Report)

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Recently Adopted Accounting Guidance:
      In June 2016, the FASB issued guidance (FASB ASC 326) which significantly changed how entities will measure credit losses for most financial assets and certain other instruments that aren't measured at fair value through net income. The most significant change in this standard is a shift from the incurred loss model to the expected loss model. Under the standard, disclosures are required to provide users of the financial statements with useful information in analyzing an entity's exposure to credit risk and the measurement of credit losses Financial assets held by the company that are subject to the guidance in FASB ASC 326 were trade accounts receivable.

      The company adopted the standard effective January 1, 2023. The impact of the adoption was not considered material to the financial statements and primarily resulted in new/enhanced disclosures only.

Merchandise Inventory:
      Inventories are stated at lower of cost or net realizable value on the first-in, first-out method.

Property and Equipment:
      Property and equipment are stated at cost. Expenditures for maintenance, repairs and minor renewals are charged against earnings as incurred. Expenditures for additions, replacements and major improvements are capitalized. The cost and accumulated depreciation of assets sold or retired are removed from the respective accounts and any gain or loss is reflected in earnings.

      Long-lived assets to be held and used are reviewed for impairment whenever events or changes in circumstances indicate that the related carrying amount may not be recoverable. When required, impairment losses on assets to be held and used are recognized based on the excess of the asset's carrying amount over fair value of the asset and long-lived assets to be disposed of are reported at the lower of carrying amount or fair value less cost to sell.

      Depreciation is computed on the straight-line method.

Intangible Assets:
      Goodwill is being amortized using the straight-line method. Accumulated amortization on Goodwill totaled $809,664 and $708,456 at December 31, 2023 and 2022, respectively. Trademarks are being amortized using the straight-line method. Accumulated amortization on Trademarks totaled $636 and $-0- at December 31, 2023 and 2022, respectively. Amortization expense totaled $101,844 and $101,208 during 2023 and 2022, respectively.

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Advertising:
 The company expenses the production costs of advertising as incurred. Advertising expense for 2023 and 2022 totaled $125,135 and $50,246, respectively.

Profit Sharing Plan:
 The company has a qualified 401(k) plan, which covers substantially all employees meeting certain eligibility requirements. Participants may contribute a portion of their compensation to the plan, up to the maximum amount permitted under Section 401(k) of the Internal Revenue Code. At the company's discretion, it can match a portion of the participants' contributions. The company's matching contributions were $2,637 and $42,596 for the years ended December 31, 2023 and 2022, respectively.

Employee Stock Ownership Plan:
 The company accounts for the Employee Stock Ownership Plan (ESOP) in accordance with the Employee Stock Ownership Plans Subtopic of the Compensation-Stock Ownership Topic of the ASC. The company recognized compensation expense for amounts contributed to the ESOP. The company made contributions to the ESOP on behalf of participating employees in the amount of $-0- for the years ended December 31, 2023 and 2022. There are 600,000 shares authorized for the ESOP with 20,160 outstanding as of December 31, 2023 and 2022.

Income Taxes:
 Income taxes are provided for amounts currently due and deferred amounts arising from temporary differences between the financial accounting and income tax basis of assets and liabilities.

 The provision for income taxes is determined using the asset and liability approach. Under this approach, deferred income taxes represent the expected future tax consequences of temporary differences between the carrying amounts and tax basis of assets and liabilities. The company records a valuation allowance to reduce its deferred tax assets when uncertainty regarding their realization exists. As of December 31, 2023 and 2022, no significant valuation allowances were recorded.

VOODOO BREWING CO., INC.

December 31, 2023 and 2022
(See Accountant's Review Report)

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Revenue Recognition:

The company's revenues are primarily derived from the sale and production of beer. The company recognizes revenue at the amount expected to be entitled to in exchange for goods for which control has been transferred to customers. The company estimates the amount of consideration expected to be entitled to in exchange for transferring the goods to the customer. Generally, revenue is recognized at a point in time for standard promised goods at time of shipment or possession of the goods when title and risk of loss pass to the customer. Sales and other taxes the company collects concurrent with revenue producing activities are excluded from revenue. Shipping and handling fees charged to customers are reported with revenue. Incidental items that are immaterial in the context of the transaction are recognized as expense.

Use of Estimates:

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Leases:

In February 2016, the Financial Accounting Standards Board (FASB) issued guidance (Accounting Standards Codification [ASC] 842, *Leases*) to increase transparency and comparability among organizations by requiring the recognition of right-of-use (ROU) assets and lease liabilities on the balance sheet. Most prominent among the changes in the standard is the recognition of ROU assets and lease liabilities by lessees for those leases classified as operating leases. Under the standard, disclosures are required to meet the objective of enabling users of financial statements to assess the amount, timing, and uncertainty of cash flows arising from leases. The company has elected to not adopt the standard.

Subsequent Events:

Management evaluated all activity of the company as of February 14, 2024 the date the financial statements were available to be issued, and concluded that no subsequent events have occurred that would require recognition or disclosure in the financial statements or notes.

NOTE B - LINE OF CREDIT

The company has a $225,000 line of credit payable to First National Bank with interest at the bank's prime rate (8.50% at December 31, 2023) payable on demand, secured by personal property of the company. The outstanding balance at December 31, 2023 and 2022 was $225,000 and $100,000, respectively.

VOODOO BREWING CO., INC.

December 31, 2023 and 2022
(See Accountant's Review Report)

NOTE C – LONG-TERM DEBT

Long-term debt consists of the following at December 31:

	2023	2022
4.00% note payable to bank $1,331 monthly payment including interest through February 2028, collateralized by building	$ 62,350	$ 75,545
2.50% note payable to the Redevelopment Authority of the City of Meadville $1,299 including interest through July 2024, collateralized by assets and guaranteed by stockholders	20,000	35,030
0% note payable to stockholders with no stipulated repayment plan	85,580	97,580
2.50% note payable to the Economic Progress Alliance of Crawford County $1,948 including interest through July 2024, collateralized by assets and guaranteed by stockholders	32,510	54,775
0.00% CWCA Program loan $694 monthly payments through August 2023 with $88,999 balloon payment	0	88,889
2.50% note payable to the Redevelopment Authority of the City of Meadville $3,247 including interest through July 2024, collateralized by assets and guaranteed by stockholders	50,001	87,576
5.70% note payable to bank $32,521 monthly payment including interest through June 2029, collateralized by equipment	1,841,261	2,117,783
5.00% URA loan $2,962 monthly payments through June 2027, collaterlized by equipment	113,906	142,960
2.00% note payable to bank $143 monthly payment including interest through April 2025	2,897	4,551
0% note payable to individual $8,333 yearly payment including interest through December 2025	25,000	25,000
CARRIED FORWARD	2,233,505	2,729,689

NOTE C - LONG-TERM DEBT (CONTINUED)

	2023	2022
BROUGHT FORWARD	**$2,233,505**	$2,729,689
8.50% note payable to stockholder $1,567 monthly payment including interest through December 2026	**50,000**	0
8.50% note payable to stockholder $1,567 monthly payment including interest through December 2026	**50,000**	0
8.33% note payable to bank $1,804 monthly payment including interest through September 2028	**84,219**	0
9.19% note payable to bank $462 monthly payment including interest through March 2026	**11,226**	0
	2,428,950	2,729,689
Less principal due within one year	**486,086**	491,970
TOTAL LONG-TERM DEBT	**$1,942,864**	$2,237,719

Principal due on long-term debt for each of the five years following December 31, 2023 and thereafter is as follows:

2024	**$ 486,086**
2025	**459,245**
2026	**452,926**
2027	**412,119**
2028	**400,418**
Thereafter	**218,156**

Certain agreements contain covenants requiring the company to maintain cash flow coverage related to debt service. All requirements were met or waived at December 31, 2023.

NOTE D - INCOME TAXES

Deferred tax (assets) liabilities are comprised of the following at December 31:

	2023	2022
Deferred tax assets:		
Carryovers	$ (739,939)	$ (547,011)
Amortization	(79,590)	(70,822)
Deferred tax liabilities:		
Depreciation	568,116	579,395
	$ (251,413)	$ (38,438)

The difference between income taxes and the statutory rate and actual taxes based on income is due to various nondeductible items.

NOTE E - CONCENTRATIONS OF CREDIT RISK

The company maintains cash balances at one financial institution located in western Pennsylvania. These balances are insured by the Federal Deposit Insurance Corporation, subject to various limits and conditions.

NOTE F - RELATED PARTY TRANSACTIONS

The company has an agreement with Voodoo Licensing, LLC (LLC) an affiliated company through common ownership, to provide consulting services through August 2028 for a fee of $250,000. The company recognized $25,000 of consulting income from LLC during 2023 and 2022. The outstanding balance in deferred consulting income at December 31, 2023 and 2022 was $114,583 and $139,583, respectively, including interest receivable.

The company has a promissory note agreement for a note receivable from LLC. The note bears interest at 3.75% through August 2028. The balance of the note receivable was $110,701 and $119,298 at December 31, 2023 and 2022, respectively.

NOTE F - RELATED PARTY TRANSACTIONS (CONTINUED)

The company rents property from a related party. Rent expense to the related party totaled $127,415 and $121,800 for the years ended December 31, 2023 and 2022, respectively. Following

is a summary of future minimum rental payments as of December 31:

2024	$ 222,480
2025	214,800
2026	214,800
2027	214,800

NOTE G - RENT WHERE COMPANY IS RENTEE

The company rents property from other non-related parties which totaled $412,549 and $203,817 for the years ended December 31, 2023 and 2022, respectively.

Following is a summary of future minimum rental payments as of December 31:

2024	$ 250,384
2025	185,832
2026	164,220
2027	169,050
2028	173,880
Thereafter	743,820
	$ 1,687,186

NOTE H - NONCASH INVESTING AND FINANCING ACTIVITY

During the year ended December 31, 2023, the company purchased equipment by obtaining term financing totaling $14,426.